Exhibit 8(y)
January 5, 2007
Karen O’Donnell
Farmers New World Life Insurance Company
3003 77th Ave SE
Mercer Island, WA 98040
Dear Ms. O’Donnell,
As you know, WM Funds Distributor, Inc. (“WMFD”) has been acquired by an affiliate of Principal Financial Group, Inc. the name of WM Funds Distributor has been changed to Principal Funds Distributor, Inc. We are very excited about this transaction as it will give us the opportunity to offer you and your customers enhanced services and greater product expertise.
As previously disclosed, the WM Variable Trust funds will be reorganized and combined into Principal Variable Contracts Fund, Inc. (“Reorganization”). This Reorganization will take place effective as of the close of the NYSE on January 5, 2007.
This necessitates changes to your existing Participation Agreement (“Agreement”) with WMFD.
Since a revised Participation Agreement with you has not been finalized, this letter is to confirm our understanding that you and we will work diligently and in good faith to promptly negotiate and enter into a revised Participation Agreement and in the meantime will adhere to the substantive provisions of the existing Agreement with respect to investments in Principal Variable Contracts Fund, Inc.
Please sign below and return by fax to Jennifer Schlienz at 916-941-4785.
Thanks in advance for your assistance!
Very truly yours,

Acknowledged and Agreed:

/s/ Debra Ramsey

Debra Ramsey
President	/s/ Brian F. Kreger

Principal Funds Distributor, Inc.	Name: Brian F. Kreger
Title: VP, General Counsel, Secretary